UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WHITEHORSE FINANCE, INC.
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NAME OF ISSUER:

Common Stock (Par Value $0.001)
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TITLE OF CLASS OF SECURITIES

96524V106
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CUSIP NUMBER

December 31, 2018
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96524V106

1.	NAME OF REPORTING PERSONS
Hamilton Lane Advisors, L.L.C.*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	[ ]
(B)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 669,787
6. SHARED VOTING POWER 405,457
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,075,244

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.2%

12.	TYPE OF REPORTING PERSON
IA

* The Reporting Person is a registered investment adviser that serves as the general partner of or investment manager to a number of client funds. Certain of these client funds are limited partners in H.I.G. Bayside Loan Opportunity Fund II, L.P. (the “H.I.G. Fund”), which owns Issuer common stock. The H.I.G. Fund passes through to its limited partners the right to vote the shares. The Reporting Person, as the general partner of or investment manager to the client funds, votes these shares. No individual client fund holds 5.0% or more of the Issuer’s common stock.

CUSIP No. 96524V106

Item 1(a).	Name of Issuer:
WHITEHORSE FINANCE, INC. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

1450 Brickell Avenue, 31st fl.
Miami, FL 33131
United States

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Hamilton Lane Advisors, L.L.C. ("Reporting Person").

Item 2(b).	Address of Principal Business Office or, if none, Residence:

One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004

Item 2(c).	Citizenship:

The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).	Title of Class of Securities:

The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).	CUSIP Number:

The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act;

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act;

CUSIP No. 96524V106

(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act;

(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act of 1940;

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan, or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,075,244

(b)	Percent of class:

5.2%

(a)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
669,787

CUSIP No. 96524V106

(ii)	shared power to vote or to direct the vote:
405,457

(iii)	sole power to dispose or to direct the disposition of:
0

(iv)	shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019

Hamilton Lane Advisors, L.L.C.
By:	/s/ Lydia A. Gavalis
Name:	Lydia A. Gavalis
Title:	General Counsel and Secretary